RealWorld.com, LLC
Statements of Comprehensive Income
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenue	$ -	$ -
Cost of sales	-	-
Gross Margin	**-**	**-**
General and Administrative expenses	5,523	34,155
Total Operating Expenses	**5,523**	**34,155**
Net loss	**$ (5,523)**	**$ (34,155)**